                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                    UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                                Trammell Crow Company
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                             Common Stock, $.01 par value
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     89288R 10 6
-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                   M. Kevin Bryant
                                  Crow Family, Inc.
                                   2001 Ross Avenue
                                 Dallas, Texas  75201
                                    (214) 863-4000
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                   December 1, 1997
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement /x/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 15 of this filing.

                        (Continued on the  following page(s))

CUSIP NO. 89288R 10 6                                                    Page 2
          -----------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crow Family Partnership, L.P.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER                         (a)  / /
        OF A GROUP                                                    (b)  /x/
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                            0
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                     8    SHARED VOTING POWER
   EACH                             5,564,319
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                             0
                             --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    5,564,319
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,564,319
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.4%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                    Page 3
          -----------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CFH Trade Names, L.P.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER                         (a)  / /
        OF A GROUP                                                    (b)  /x/
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas
-------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                            0
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                     8    SHARED VOTING POWER
   EACH                             2,295,217
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                             0
                             --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    2,295,217
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,295,217
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.8%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                    Page 4
          -----------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crow Family, Inc.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER                         (a)  / /
        OF A GROUP                                                    (b)  /x/
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas
-------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                     8    SHARED VOTING POWER
   EACH                             7,859,536
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH
                             --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    7,859,536
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,859,536
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                    Page 5
          -----------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harlan R. Crow
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER                         (a)  / /
        OF A GROUP                                                    (b)  /x/
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO (See Item 3)
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
-------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                            0
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                     8    SHARED VOTING POWER
   EACH                             7,859,536
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                             0
                             --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    7,859,536
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,859,536
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  SECURITY AND ISSUER.

    This statement relates to shares of the common stock, par value $.01 per share (the "COMMON STOCK"), of Trammell Crow Company, a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 2001 Ross Avenue, Suite 3400, Dallas, Texas 75201, and its telephone number at such address is (214) 863-3000.

Item 2.  IDENTITY AND BACKGROUND.

    (a)-(c), (f). This statement is filed by Crow Family Partnership, L.P., a Delaware limited partnership ("CFP"), CFH Trade Names, L.P., a Texas limited partnership ("CFH"), Crow Family, Inc., a Texas corporation ("CFI"), Harlan R. Crow, an individual ("CROW"), sometimes collectively referred to herein as the "REPORTING PERSONS."

    Each of CFP and CFH is a Texas limited partnership principally engaged in investments. The principal place of business of each of CFP and CFH is located at 2001 Ross Avenue, Dallas, Texas 75201. CFI is the general partner of each of CFP and CFH.

    CFI is a Texas corporation established as a holding company for various investments. Crow is a director and the Chief Executive Officer of CFI and as a trustee of certain family trusts which hold significant equity interests in CFP, CFH and CFI. CFI's principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

    Crow is a director of the Company and principally employed as an investor. His principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Crow is a United States citizen.

    The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of CFP, CFH and CFI are set forth on
SCHEDULE I hereto, which SCHEDULE I is incorporated herein by reference.

    (d)-(e). None of CFP, CFH, CFI or Crow nor, to the best knowledge of CFP, CFH, CFI and Crow, any of the persons listed on SCHEDULE I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On December 1, 1997, a wholly owned subsidiary of the Company was merged (the "MERGER") with and into Trammell Crow Company, a Texas corporation (the "PREDECESSOR COMPANY"), pursuant to an Agreement and Plan of Merger dated as of August 22, 1997, as amended by the First Amendment thereto dated November 22, 1997 (as so amended, the "MERGER AGREEMENT"). Pursuant to the Merger Agreement, on December 1, 1997, CFP's shares of capital stock of the Predecessor Company were converted into an aggregate of 5,564,319 shares of Common Stock. Also pursuant to the Merger Agreement, on such date, CFH executed a License Agreement with the Company pursuant to which, subject to certain quality standards, the Company was granted certain rights to use the name "Trammell Crow," and in consideration therefor CFH received 2,295,217 shares of Common Stock. Copies of the Agreement and Plan of Merger dated as of August 22, 1997, the First Amendment thereto dated November 22, 1997 and the License Agreement are filed herewith as EXHIBITS 4.1, 4.2 AND 10.1, respectively, and are incorporated herein by reference. The 7,859,536 shares of Common Stock received collectively by CFP and CFH are referred to herein as the "SHARES."

Item 4.  PURPOSE OF TRANSACTION.

    CFP and CFH acquired the Shares pursuant to the terms of the Merger Agreement and are holding them for investment purposes. Any of the Reporting Persons may purchase additional shares of Common Stock either in the open market or in private transactions, depending on his or its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on SCHEDULE II attached hereto and incorporated herein in full by reference thereto.

    (b) SCHEDULE II attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in ITEM 2 above.

    (c) See the discussion in Item 3 above with respect to the acquisition of shares of Common Stock by CFP and CFH on December 1, 1997.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Contemporaneously with the Merger, the Company, CFP, CFH and J. McDonald Williams, the Chairman of the Board of the Company ("WILLIAMS"), entered into a Stockholders' Agreement, pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale shares of Common Stock that are held by the parties thereto (collectively, the "REGISTRABLE SECURITIES"). The Stockholders' Agreement provides that CFP and CFH (collectively, "CROW FAMILY") and Williams may, from and after the first anniversary of the Company's initial public offering, require the Company upon written notice to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the Company has no obligation to effect more than six underwritten Demand Registrations and shall only be obligated to effect the sixth underwritten Demand Registration if all remaining Registrable Securities of Crow Family are to be registered and the total amount of Registrable Securities to be included in any underwritten Demand Registration has a market value of at least $25 million. The Company has no obligation to (i) effect an underwritten Demand Registration within nine months (or file such Registration Statement within seven months) after the effective date of the immediately preceding Demand Registration or (ii) effect a shelf Demand Registration within 12 months (or file such Registration Statement within ten months) after such effective date. In addition, the Company is only required to register a number of shares of Common Stock for sale pursuant to a shelf Demand Registration that is less than or equal to five times the amount limitation prescribed by Rule
144. The holders of Registrable Securities may request an unlimited number of shelf Demand Registrations.

    The Stockholders' Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than certain types of Registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (a "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration exceeds the maximum amount that can be marketed at a price reasonably related to the current market price of the Common Stock or without materially and adversely affect the offering. The Company will generally be required to pay all of the expenses of Demand Registrations and Piggyback Registrations, other than underwriting discounts and commissions; provided, however, that only 50% of the expenses of underwritten Demand Registrations will be borne by the Company after the first three such Demand Registrations and all road show expenses in connection with any Demand Registration will be borne by the holders of the Registrable Securities.

    Under the terms of the Stockholders' Agreement, the Company granted Crow Family the right to nominate a member of the Board of Directors. Crow is Crow Family's initial nominee. Each executive officer of the Company has agreed to vote his shares of Common Stock in favor of the nominee of Crow Family. Crow Family's right to nominate a director will terminate on the first date Crow Family's beneficial ownership of Common Stock represents the lesser of (i) less than 12.5% of the then outstanding Common Stock or (ii) less than 50% of the shares of Common Stock owned on the date of execution of the Agreement; provided, however, that in no event will the Company be obligated to nominate a Crow Family designee beyond the first date on which the beneficial ownership of shares of Common Stock held by Crow Family represents less than 5% of all then outstanding shares of such class. In connection with any private sale of Common Stock by Crow Family, other than to an affiliate, Crow Family will agree to give the Company 15 days notice prior to effecting such sale.

    Each of Crow Family and the Company has agreed, prior to the fifth anniversary of the Stockholders' Agreement, not to solicit the other's officer-level employees concerning potential employment without prior notice to the other party. In addition, each of Crow Family and the Company has agreed not to hire any employee that was improperly solicited until the earlier of (i) the involuntary termination of such officer-level employee by his/her employer and (ii) the first anniversary of the last incident of solicitation of such employee in violation of the Agreement.

    A copy of the Stockholders' Agreement is filed herewith as EXHIBIT 10.2 and is incorporated herein by reference.

    Attached hereto as EXHIBIT 99.1 and incorporated herein by reference is a copy of the Agreement Among Filing Parties dated as of December 11, 1997.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT 4.1 - Agreement and Plan of Merger dated August 22, 1997 incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.1)

    EXHIBIT 4.2 - First Amendment to Agreement and Plan of Merger dated as of November 22, 1997 incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.2)

    EXHIBIT 10.1 - Form of License Agreement between the Company and CFH incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.2)

    EXHIBIT 10.2 - Stockholders' Agreement among the Company, CFP, CFH and certain other signatories thereto incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.10)

    EXHIBIT 99.1 - Agreement Among Filing Parties (filed herewith)

                                      SCHEDULE I

             CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
              AND CONTROLLING PERSONS OF CROW FAMILY PARTNERSHIP, L.P.,
                     CFH TRADE NAMES, L.P. AND CROW FAMILY, INC.


1.  CROW FAMILY PARTNERSHIP, L.P.

      Name and Position       Business Address            Present Occupation
      -----------------       ----------------            ------------------

Crow Family, Inc.          3200 Trammell Crow Center
General Partner            2001 Ross Avenue
                           Dallas, Texas  75201


2.  CFH TRADE NAMES, L.P.

      Name and Position       Business Address            Present Occupation
      -----------------       ----------------            ------------------

Crow Family, Inc.          3200 Trammell Crow Center
General Partner            2001 Ross Avenue
                           Dallas, Texas  75201


3.  CROW FAMILY, INC.

      Name and Position       Business Address            Present Occupation
      -----------------       ----------------            ------------------

James D. Carreker          1950 Stemmons Freeway      President and Chief
Director                   Suite 6001                 Executive Officer of
                           Dallas, Texas  75207       Wyndham Hotel Corporation

Harlan R. Crow             3200 Trammell Crow Center
Director and Chief         2001 Ross Avenue
Executive Officer          Dallas, Texas  75201

Trammell Crow              3200 Trammell Crow Center
Director                   2001 Ross Avenue
                           Dallas, Texas  75201

Anthony W. Dona            3200 Trammell Crow Center
Director and Executive     2001 Ross Avenue
Vice President             Dallas, Texas  75201

Joel Ehrenkranz            375 Park Avenue,           Investments
Director                   Suite 2800
                           New York, New York  10152

Susan T. Groenteman        3200 Trammell Crow Center
Director and Executive     2001 Ross Avenue
Vice President             Dallas, Texas  75201

Thomas O. Hicks            200 Crescent Court         Investments
Director                   Suite 1600
                           Dallas, Texas  75201

      Name and Position       Business Address            Present Occupation
      -----------------       ----------------            ------------------

Ronald J. Terwilliger      2859 Paces Ferry Road      National Managing Partner,
Director                   Suite 1400                 Trammell Crow Residential
                           Atlanta, Georgia  30339    Company

Charles R. Brindell, Jr.   3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Ronald S. Brown            3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Kevin Bryant               3200 Trammell Crow Center
Vice President and         2001 Ross Avenue
Secretary                  Dallas, Texas  75201

Thomas Burleson            3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Linda S. Cade              3200 Trammell Crow Center
Vice President and         2001 Ross Avenue
Assistant Secretary        Dallas, Texas  75201

Jeffrey C. Chavez          3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Susan L. Fish              3200 Trammell Crow Center
Vice President and         2001 Ross Avenue
Treasurer                  Dallas, Texas  75201

Mary M. Hager              3200 Trammell Crow Center
Vice President and         2001 Ross Avenue
Assistant Secretary        Dallas, Texas  75201

James C. Hendricks         3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Timothy J. Hogan           3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Carol Kreditor             3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Robert A. McClain          3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Ann Murray                 3200 Trammell Crow Center
Vice President and         2001 Ross Avenue
Assistant Secretary        Dallas, Texas  75201

      Name and Position       Business Address            Present Occupation
      -----------------       ----------------            ------------------

Sarah Puckett              3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

John E. Thomas             3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Philip J. Wise             3200 Trammell Crow Center
Vice President             2001 Ross Avenue
                           Dallas, Texas  75201

Jackie Close               3200 Trammell Crow Center
Assistant Secretary        2001 Ross Avenue
                           Dallas, Texas  75201

                                     SCHEDULE II

                                  REPORTING PERSONS


                                                                                         Aggregate
                                                                                           Amount         Percent of
                                        Sole      Shared         Sole        Shared       of Shares         Class
                                       Voting     Voting     Dispositive   Dispositive   Beneficially    Beneficially
                                       Power      Power         Power         Power         Owned           Owned
                                       ------     ------     -----------   -----------   ------------    ------------
Crow Family Partnership,
     L.P. ......................         -0-    5,564,319          -0-      5,564,319     5,564,319          16.4%

CFH Trade Names, L.P. ..........         -0-    2,295,217          -0-      2,295,217     2,295,217           6.8%

Crow Family, Inc. (1) .........          -0-    7,859,536          -0-      7,859,217     7,859,536          23.2%

Harlan R. Crow (2) ............          -0-    7,859,536          -0-      7,895,217     7,859,217          23.2%
                                       ------   ---------     ----------   -----------   ------------    ------------

     TOTAL ....................          -0-    7,859,536          -0-      7,859,536     7,859,536          23.2%
                                       ------   ---------     ----------   -----------   ------------    ------------
                                       ------   ---------     ----------   -----------   ------------    ------------

(1) Includes 5,564,319 shares held of record by Crow Family Partnership, L.P. and 2,295,217 shares held of record by CFH Trade Names, L.P. of which Crow Family, Inc. is the general partner of each such partnership.

(2) Includes 9,447,745 shares held of record by Crow Family Partnership, L.P. and 2,295,217 shares held of record by CFH Trade Names, L.P., which shares could be attributed to Harlan R. Crow as a director and the Chief Executive Officer of Crow Family, Inc. and a trustee of certain family trusts which hold significant equity interests in such partnerships and corporation.
    Mr. Crow disclaims beneficial ownership of all such shares.

    The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:   December 11, 1997        CROW FAMILY PARTNERSHIP, L.P.,
                                  a Delaware limited partnership

                                  By:  CROW FAMILY, INC., a Texas corporation
                                       and its General Partner



                                       By:  /s/ Harlan R. Crow
                                          -------------------------------------
                                          Harlan R. Crow
                                          Chief Executive Officer


DATED:   December 11, 1997        CFH TRADE NAMES, L.P., a Texas limited
                                  partnership

                                  By:  CROW FAMILY, INC., a Texas corporation
                                       and its General Partner



                                       By:  /s/ Harlan R. Crow
                                          -------------------------------------
                                          Harlan R. Crow
                                          Chief Executive Officer


DATED:   December 11, 1997        CROW FAMILY, INC.



                                  By:  /s/ Harlan R. Crow
                                     ------------------------------------------
                                  Harlan R. Crow
                                  Chief Executive Officer



DATED:   December 11, 1997        /s/ Harlan R. Crow
                                  ---------------------------------------------
                                  Harlan R. Crow

                                    EXHIBIT INDEX


Exhibit                                                                    Page
-------                                                                    ----

  4.1 Agreement and Plan of Merger dated August 22, 1997 incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859
               (Exhibit 2.1)

  4.2 First Amendment to Agreement and Plan of Merger dated as of November 22, 1997 incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.2)

 10.1 License Agreement between the Company and CFH incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.2)

 10.2 Stockholders' Agreement among the Company, CFP, CFH and certain other signatories thereto incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.10)

 99.1          Agreement Among Filing Parties (filed herewith)